EXHIBIT 21

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES
SUBSIDIARIES OF THE REGISTRANT

Company	State of Incorporation

Oxford Health Plans, Inc.	Delaware
Oxford Health Plans (NY), Inc.	New York
Oxford Health Insurance, Inc.	New York
Oxford Health Plans (NJ), Inc.	New Jersey
Oxford Health Plans (CT), Inc.	Connecticut